Exhibit 99.2

ATS CORPORATION

Interim Condensed Consolidated Financial Statements

For the period ended September 27, 2026

(Unaudited)

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	Note	September 27 2026	March 31 2026
ASSETS	12
Current assets
Cash and cash equivalents		$230,968	$284,957
Accounts receivable	18	521,208	523,738
Income tax receivable		17,686	10,356
Contract assets	18	406,746	436,847
Inventories	4	301,618	295,206
Deposits, prepaids and other assets	5	95,412	94,873
		1,573,638	1,645,977
Assets held for sale	8	61,263	60,302
		1,634,901	1,706,279
Non-current assets
Property, plant and equipment	17	259,217	259,791
Right-of-use assets	6, 17	137,276	147,054
Long-term deposits	5	3,896	3,710
Other assets	7	9,737	4,464
Goodwill		1,411,763	1,399,253
Intangible assets	9, 17	680,300	704,210
Deferred income tax assets	14	130,220	115,269
		2,632,409	2,633,751
Total assets		$4,267,310	$4,340,030
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	12	$2,407	$6,744
Accounts payable and accrued liabilities		608,761	622,436
Income tax payable		39,839	34,123
Contract liabilities	18	290,844	307,306
Provisions	11	38,750	32,100
Current portion of lease liabilities	6	36,652	35,202
Current portion of long-term debt	12	177	173
		1,017,430	1,038,084
Non-current liabilities
Employee benefits		26,684	26,075
Long-term provisions	11	4,775	468
Long-term lease liabilities	6	109,895	119,486
Long-term debt	12	1,273,968	1,274,552
Deferred income tax liabilities	14	79,201	80,462
Other long-term liabilities	7	19,560	21,445
		1,514,083	1,522,488
Total liabilities		$2,531,513	$2,560,572
Commitments and contingencies	12, 16
EQUITY
Share capital	13	$835,589	$852,805
Contributed surplus		33,263	30,758
Accumulated other comprehensive income		189,658	171,573
Retained earnings		675,583	722,621
Equity attributable to shareholders		1,734,093	1,777,757
Non-controlling interests		1,704	1,701
Total equity		1,735,797	1,779,458
Total liabilities and equity		$4,267,310	$4,340,030

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income (Loss)
(in thousands of Canadian dollars, except per share amounts - unaudited)

		Three months ended		Six months ended
	Note	September 27 2026	September 28 2025	September 27 2026	September 28 2025

Revenues	17, 18	$665,766	$728,456	$1,359,487	$1,465,176

Operating costs and expenses
Cost of revenues		476,282	510,581	980,052	1,027,451
Selling, general and administrative		144,607	149,372	298,629	300,507
Restructuring costs	11	21,293	—	26,951	2,493
Stock-based compensation (recovery)	15	389	(6,740)	6,446	1,699

Earnings from operations		23,195	75,243	47,409	133,026

Net finance costs	19	22,201	24,413	42,920	50,054

Income before income taxes		994	50,830	4,489	82,972

Income tax expense	14	6,004	17,192	9,754	25,068

Net income (loss)		$(5,010)	$33,638	$(5,265)	$57,904

Attributable to
Shareholders		$(4,954)	$33,679	$(5,263)	$57,796
Non-controlling interests		(56)	(41)	(2)	108
		$(5,010)	$33,638	$(5,265)	$57,904

Earnings (loss) per share attributable to shareholders
Basic and diluted	20	$(0.05)	$0.34	$(0.05)	$0.59

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Comprehensive Income (Loss)
(in thousands of Canadian dollars - unaudited)

		Three months ended		Six months ended
		September 27 2026	September 28 2025	September 27 2026	September 28 2025
Net income (loss)		$(5,010)	$33,638	$(5,265)	$57,904

Other comprehensive income (loss):

Items to be reclassified subsequently to net income (loss):

Currency translation adjustment (net of income taxes of $nil)		(3,303)	35,186	20,142	6,260

Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	10	(393)	(7,365)	(6,479)	4,989
Tax impact		101	1,848	1,638	(1,265)

Loss transferred to net income (loss) for derivatives designated as cash flow hedges	10	2,373	1,273	3,626	4,556
Tax impact		(598)	(307)	(905)	(1,126)

Cross-currency interest rate swap adjustment	10	(389)	(113)	(1,874)	1,932
Tax impact		97	28	468	(483)

Variable for fixed interest rate swap adjustment	10	2,130	532	2,149	1,920
Tax impact		(532)	(133)	(537)	(480)

Other comprehensive income (loss)		(514)	30,949	18,228	16,303

Comprehensive income (loss)		$(5,524)	$64,587	$12,963	$74,207

Attributable to
Shareholders		$(5,464)	$64,593	$12,960	$74,239
Non-controlling interests		(60)	(6)	3	(32)
		$(5,524)	$64,587	$12,963	$74,207

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars - unaudited)

Six months ended September 27, 2026
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2026	$852,805	$30,758	$722,621	$162,354	$9,219	$171,573	$1,701	$1,779,458
Net loss	—	—	(5,263)	—	—	—	(2)	(5,265)
Other comprehensive income (loss)	—	—	—	20,137	(1,914)	18,223	5	18,228
Total comprehensive income (loss)	—	—	(5,263)	20,137	(1,914)	18,223	3	12,963

Stock-based compensation	—	7,990	—	—	—	—	—	7,990
Exercise of stock options	839	(203)	—	—	—	—	—	636
Settlement of RSUs (note 15)	5,282	(5,282)	—	—	—	—	—	—
Common shares held in trust (note 15)	(2,589)	—	—	—	—	—	—	(2,589)
Repurchase of common shares (note 13)	(20,748)	—	(41,775)	—	—	—	—	(62,523)
Hedging reserve reclassified to net income	—	—	—	—	(138)	(138)	—	(138)

Balance, as at September 27, 2026	$835,589	$33,263	$675,583	$182,491	$7,167	$189,658	$1,704	$1,735,797

Six months ended September 28, 2025
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2025	$842,015	$36,539	$660,368	$170,927	$(4,072)	$166,855	$3,580	$1,709,357
Net income	—	—	57,796	—	—	—	108	57,904
Other comprehensive income (loss)	—	—	—	6,400	10,043	16,443	(140)	16,303
Total comprehensive income (loss)	—	—	57,796	6,400	10,043	16,443	(32)	74,207

Purchase of non-controlling interest	—	—	(2,564)	—	—	—	(1,806)	(4,370)
Stock-based compensation	—	823	—	—	—	—	—	823
Exercise of stock options	14,295	(3,262)	—	—	—	—	—	11,033
Settlement of RSUs	7,161	(7,161)	—	—	—	—	—	—
Common shares held in trust	(9,616)	—	—	—	—	—	—	(9,616)
Repurchase of common shares	(2,854)	—	(7,346)	—	—	—	—	(10,200)
Hedging reserve reclassified to net income	—	—	—	—	(206)	(206)	—	(206)

Balance, as at September 28, 2025	$851,001	$26,939	$708,254	$177,327	$5,765	$183,092	$1,742	$1,771,028

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

		Three months ended		Six months ended
	Note	September 27 2026	September 28 2025	September 27 2026	September 28 2025

Operating activities
Net income (loss)		$(5,010)	$33,638	$(5,265)	$57,904
Items not involving cash
Depreciation of property, plant and equipment		7,586	8,616	17,259	17,020
Amortization of right-of-use assets	6	9,347	9,848	19,304	18,801
Amortization of intangible assets		20,330	20,967	40,931	40,924
Impairment of assets	9	—	—	7,088	—
Deferred income taxes	14	(3,855)	(3,256)	(14,721)	(25,270)
Other items not involving cash		2,012	3,178	(3,305)	(265)
Stock-based compensation	15	3,598	(3,502)	7,990	823
Change in non-cash operating working capital	21	46,673	(40,998)	1,052	74,336
Cash flows provided by operating activities		$80,681	$28,491	$70,333	$184,273

Investing activities
Acquisition of property, plant and equipment		$(8,161)	$(8,135)	$(16,185)	$(15,229)
Acquisition of intangible assets		(10,013)	(10,240)	(17,600)	(19,480)
Proceeds from disposal of property, plant and equipment		176	34	1,225	125
Cash flows used in investing activities		$(17,998)	$(18,341)	$(32,560)	$(34,584)

Financing activities
Bank indebtedness		$1,537	$5,098	$(4,369)	$(19,967)
Repayment of long-term debt		(49)	(40,047)	(50,116)	(215,070)
Proceeds from long-term debt		40,000	39,999	40,000	84,999
Proceeds from exercise of stock options		118	10,607	636	11,033
Purchase of non-controlling interest		—	—	—	(4,370)
Repurchase of common shares	13	(61,297)	—	(61,297)	(10,000)
Acquisition of shares held in trust	15	(2,589)	(9,616)	(2,589)	(9,616)
Principal lease payments		(8,945)	(8,751)	(17,500)	(16,672)
Cash flows used in financing activities		$(31,225)	$(2,710)	$(95,235)	$(179,663)

Effect of exchange rate changes on cash and cash equivalents		577	1,263	2,315	1,339

Increase (decrease) in cash and cash equivalents		32,035	8,703	(55,147)	(28,635)

Cash and cash equivalents, beginning of period		198,933	188,609	284,957	225,947

Initial adoption of amendments to IFRS 9 on April 1, 2026		—	—	1,158	—

Cash and cash equivalents, end of period		$230,968	$197,312	$230,968	$197,312

Supplemental information
Cash income taxes paid		$866	$12,115	$25,799	$14,104
Cash interest paid		$27,371	$29,639	$43,299	$49,648

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
1. CORPORATE INFORMATION

ATS Corporation and its subsidiaries (collectively, "ATS" or the "Company") is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing systems - including automation products and test solutions - for a broadly diversified base of customers.

The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol "ATS" and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The interim condensed consolidated financial statements of the Company for the three and six months ended September 27, 2026 were authorized for issue by the Board of Directors (the "Board") on November 3, 2026.

2. BASIS OF PREPARATION

These interim condensed consolidated financial statements were prepared on a historical cost basis, except for certain financial instruments and other items that are measured as described in note 3 of the Company's annual consolidated financial statements for the year ended March 31, 2026. The interim condensed consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance
These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended March 31, 2026.

Standards adopted in fiscal 2027
The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the presentation of the Company's annual consolidated financial statements for the year ended March 31, 2026, except as noted below:

(i) Adoption of amendments to IFRS 9 and IFRS 7

Effective April 1, 2026, the Company adopted the amendments to IFRS 9 and IFRS 7, issued by the IASB in May 2024. These amendments clarify the timing of derecognition for financial liabilities settled through electronic payment systems, provide additional guidance on assessing the contractual cash flow characteristics of financial assets with a contingent feature, and introduce new disclosure requirements for equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The amendments were adopted in accordance with the applicable transition provisions, which do not require the restatement of comparative period information.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The table below shows the initial impact of adopting these amendments.

	March 31, 2026 as reported	Impact of amendments to IFRS 9	April 1, 2026 upon adoption of amendments to IFRS 9
Consolidated statements of financial position:
Cash and cash equivalents	$284,957	$1,158	$286,115
Accounts receivable	523,738	222	523,960
Accounts payable and accrued liabilities	622,436	1,380	623,816

Standards issued but not yet effective
A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ending March 31, 2027, and accordingly, have not been applied in preparing these interim condensed consolidated financial statements. The Company reasonably expects the following standards to be applicable at a future date:

(i) Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. IFRS 18 introduces the following key changes:

•A revised structure for the statement of income, including new defined categories of income and expenses and required subtotals such as operating profit or loss and profit or loss before financing and income taxes;
•New presentation requirements for operating expenses, which must be presented directly on the face of the statement of income and classified based on their nature, function, or a combination of both;
•Enhanced disclosure requirements related to management-defined performance measures, including explanations of how such measures are calculated and how they reconcile to amounts presented in the financial statements; and
•Additional guidance on the aggregation and disaggregation of information in the financial statements and the notes to improve the organization and presentation of financial information.

The standard is required to be applied retrospectively in both annual and interim financial statements starting in the fiscal year ending March 31, 2028.

The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements.

3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company's interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year are consistent with those disclosed in the Company's fiscal 2026 audited consolidated financial statements.

The Company based its estimates, judgments and assumptions on parameters available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

Tariffs: Management is monitoring the global tariff environment, including reciprocal measures from impacted jurisdictions. The tariff uncertainty under Section 338 has had a more material impact than previously anticipated, primarily affecting packaging equipment and customer decision making based on expected tariff impacts. In the first quarter of fiscal 2027, a refund process was initiated for tariffs imposed under the International Emergency Economic Powers Act ("IEEPA"). IEEPA tariff refunds received during the period have been recognized within cost of revenues, consistent with the presentation of the original tariff-related costs in the interim condensed consolidated financial statements. The impact of refunds recorded in the period do not have a material impact on the Company's interim condensed consolidated financial statements. Management will continue to monitor and assess the impact of the tariffs on its judgments, estimates, and amounts recognized in its interim condensed consolidated financial statements.

4. INVENTORIES

As at	September 27 2026	March 31 2026
Raw materials	$141,055	$140,322
Work in progress	101,199	91,466
Finished goods	59,364	63,418
	$301,618	$295,206

The amount charged to net income (loss) and included in cost of revenues for the write-down of inventories for net realizable value adjustments during the three and six months ended September 27, 2026 was $2,184 and $3,682, respectively (three and six months ended September 28, 2025 - $1,963 and $4,262, respectively). The amount of inventories carried at net realizable value as at September 27, 2026 was $25,487 (March 31, 2026 - $20,992).

5. DEPOSITS, PREPAIDS AND OTHER ASSETS

As at	September 27 2026	March 31 2026
Prepaid assets	$47,169	$40,571
Restricted cash (i)	519	623
Supplier deposits (ii)	19,947	24,507
Investment tax credits receivable	22,873	23,448
Forward foreign exchange contracts	4,904	5,724
	$95,412	$94,873

(i) Restricted cash primarily consists of a pledged account for post-employment benefit payments.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
(ii) As at September 27, 2026, the long-term portion of deposits was $3,896 (March 31, 2026 - $3,710), which is recorded in long-term deposits in the interim condensed consolidated statements of financial position.

6. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Changes in the net balance of right-of-use assets during the six months ended September 27, 2026 were as follows:

	Note	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2026		$121,809	$25,245	$147,054
Additions		11,139	4,187	15,326
Amortization		(13,217)	(6,087)	(19,304)
Exchange and other adjustments		(5,920)	120	(5,800)
Balance, at September 27, 2026		$113,811	$23,465	$137,276

Changes in the balance of lease liabilities during the six months ended September 27, 2026 were as follows:

	Note
Balance, at March 31, 2026		$154,688
Additions		15,326
Interest		3,863
Payments		(21,363)
Exchange and other adjustments		(5,967)
Balance, at September 27, 2026		$146,547
Less: current portion		36,652
		$109,895

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the three and six months ended September 27, 2026, the Company recognized expense related to short-term and low-value leases of $826 and $1,907, respectively, in cost of revenues (September 28, 2025 - $1,013 and $2,129, respectively), and $654 and $1,224, respectively, in selling, general and administrative expenses (September 28, 2025 - $722 and $1,544, respectively) in the interim condensed consolidated statements of income (loss).

7. OTHER ASSETS AND LIABILITIES

Other assets consist of the following:

As at	September 27 2026	March 31 2026
Cross-currency interest rate swap instruments (i)	$175	$—
Variable for fixed interest rate swap instruments (ii), (iii)	986	—
Long-term investment tax credits (v)	8,560	4,096
Long-term forward foreign exchange contracts (iv)	—	335
Other	16	33
	$9,737	$4,464

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
Other long-term liabilities consist of the following:

As at	September 27 2026	March 31 2026
Cross-currency interest rate swap instruments (i)	$18,798	$20,406
Variable for fixed interest rate swap instruments (ii), (iii)	—	200
Long-term forward foreign exchange contracts (iv)	29	108
Other	733	731
	$19,560	$21,445

(i) On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes ("U.S. Senior Notes"). The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

The Company also entered into a cross-currency interest rate swap instrument on December 5, 2024 to swap 165,328 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

(ii) On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on the $300,000 outstanding on the secured credit facility at that date to a fixed 4.044% interest rate. The terms of the hedging relationship will end on November 4, 2026. The current portion of the variable for fixed interest rate swap instrument is recorded in deposits, prepaids and other assets for asset balances, and in accounts payable and accrued liabilities for liability balances, on the interim condensed consolidated statements of financial position.

On March 16, 2026, the Company discontinued hedge accounting on the $150,000 revolver portion of the credit facility due to a repayment of the hedged item. The $1,367 accumulated in other comprehensive income related to this portion of the hedge was transferred to the consolidated statements of income (loss) for the year ended March 31, 2026. The $150,000 term loan remains in the pre-existing hedging relationship.

(iii) On March 16, 2026, the Company entered into a forward-starting variable for fixed interest rate swap instrument to swap the variable interest rate on the $150,000 outstanding on the term loan to a fixed 3.264%. The terms of the hedging relationship will be effective November 4, 2026 and will end on November 4, 2028.

(iv) The current portion of the forward foreign exchange contracts is recorded in deposits, prepaids and other assets for asset balances, and in accounts payable and accrued liabilities for liability balances, on the interim condensed consolidated statements of financial position.

(v) The current portion of the investment tax credits is recorded in deposits, prepaids and other assets on the interim condensed consolidated statements of financial position.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
8. ASSETS HELD FOR SALE

The Company has classified the land, building and leaseholds associated with certain facilities in the U.S. and a facility in Germany as held for sale as part of the reorganization of the Company's transportation-related business. The carrying value of assets classified as held for sale was $61,263 as at September 27, 2026 (March 31, 2026 – $60,302). Changes in the carrying value since March 31, 2026 were attributable to foreign exchange translation into the Company's presentation currency and not to changes in the underlying carrying value of the properties. The assessed fair value, less costs to sell, of the assets exceeds the current carrying value, and therefore no adjustments were recorded to the carrying value.

Subsequent to September 27, 2026, certain of the land, building and leaseholds associated with the U.S. facilities classified as held for sale were sold for consideration of $71,165, resulting in an estimated gain on disposal of approximately $12,175. The gain will be recognized in the third quarter of fiscal 2027. The Company entered into an agreement to lease back one of the buildings, which will be accounted for as a sale and leaseback transaction.

9. IMPAIRMENT OF INTANGIBLE ASSETS

The Company performed its annual intangible impairment tests in the fourth quarter of fiscal 2026. The impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash-generating units ("CGUs") were disclosed in the annual consolidated financial statements for the year ended March 31, 2026. On a quarterly basis, the Company reviews for indicators of impairment of its CGUs.

Software-focused business CGUs

In the first quarter of fiscal 2027, the Company performed an impairment assessment of certain intangible assets associated with its software-focused business CGUs due to a strategic repositioning in its product offerings in those businesses, resulting in an indicator of impairment. The recoverable amount of the CGU was determined using a value-in-use methodology, which incorporates management's estimates of future cash flows, and an appropriate discount rate reflecting the risks specific to the CGU. The projected cash flows were updated to reflect the expected impact of the strategic repositioning and changes in the anticipated demand profile of the affected products and services.

As a result of this analysis, the Company recognized an impairment charge of $7,088 against certain intangible assets. The impairment expense has been recorded within cost of revenues in the interim condensed consolidated statements of income (loss).

Sensitivity to changes in assumptions

For the impairment tests performed for the period ended June 28, 2026, the estimated recoverable amount is equal to its carrying value. Consequently, any adverse change in key assumptions could result in a further impairment loss. The key assumptions for the recoverable amount are disclosed below:

Growth rate - The rates used in the determination of the recoverable amount are based on market growth rates for the specific industry, updated for expected impact of the repositioning. Minor changes in the growth rate do not materially impact the impairment calculation.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
Discount rate - The discount rate used was 12.5%, which was estimated based on the weighted average cost of capital for the CGUs. Minor changes in the discount rate do not materially impact the impairment calculation.

10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

During the three and six months ended September 27, 2026 and the three and six months ended September 28, 2025, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets. The Company uses derivative instruments, including cross-currency interest rate swaps, interest rate swaps, and forward foreign exchange contracts, to manage exposure to foreign exchange rate and interest rate fluctuations. These derivative instruments are categorized as Level 2 in the fair value hierarchy with fair value determined using a discounted cash flow technique, incorporating inputs that are observable in the market or can be derived from observable market data. The Company does not have any Level 1 or Level 3 instruments.

During the three and six months ended September 27, 2026 and the three and six months ended September 28, 2025, there were no transfers of financial instruments between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Instruments not subject to hedge accounting
As part of the Company's risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary's functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the interim condensed consolidated statements of income (loss).

For the three and six months ended September 27, 2026, the Company recorded risk management losses of $7,044 and $6,804, respectively (three and six months ended September 28, 2025 - losses of $6,858 and $5,978, respectively), on foreign currency risk management forward contracts in the interim condensed consolidated statements of income (loss). Included in these amounts, during the three and six months ended September 27, 2026, were unrealized losses of $3,051 and $1,916, respectively (three and six months ended September 28, 2025 - unrealized losses of $1,908 and $7,792, respectively), representing the change in fair value. In addition, during the three and six months ended September 27, 2026, the Company realized foreign exchange losses of $3,993 and $4,888, respectively (three and six months ended September 28, 2025 - realized losses of $4,950 and gains of $1,814, respectively), related to forward derivative contracts which were settled.

11. PROVISIONS

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2026	$10,075	$19,750	$2,743	$32,568
Provisions made	1,397	26,951	8,720	37,068
Provisions used	(2,766)	(15,343)	(8,233)	(26,342)
Exchange adjustments	100	115	16	231
Balance, at September 27, 2026	$8,806	$31,473	$3,246	$43,525

Warranty provisions
Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
Restructuring
Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities including the realignment of the cost structure and capital needs of its businesses. In addition, in the first quarter of fiscal 2027, the Company announced its Fixed Cost Transformation Program (the "Program"), a multi-phase initiative to simplify the Company's operating structure, optimize its global footprint, and reduce fixed costs. During the three and six months ended September 27, 2026, restructuring expenses of $21,293 and $26,951, respectively, were recorded in connection with the Program and with other restructuring activities (September 28, 2025 - $nil and $2,493, respectively).

Included in the restructuring provisions are $4,775 of costs classified as long-term due to country-specific requirements for termination benefits (March 31, 2026 - $468).

Other provisions
Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

12. BANK INDEBTEDNESS AND LONG-TERM DEBT

On December 4, 2025, the Company amended its Credit Facility, extending the maturity date to December 4, 2029. The Credit Facility consists of (i) a $900,000 secured committed revolving line of credit; and (ii) a fully drawn $150,000 secured term credit facility. The Company incurred transaction costs of $2,640, which were deferred and are being amortized over the term of the Credit Facility. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At September 27, 2026, the Company had utilized $190,000 under the Credit Facility, of which $190,000 was classified as long-term debt (March 31, 2026 - $200,000) and $nil by way of letters of credit (March 31, 2026 - $nil).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the agent's prime rate or the agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 7). The Credit Facility is subject to financial covenants

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At September 27, 2026, all of the covenants were met.

The Company has additional credit facilities available of $111,592 (40,001 EUR, $24,000 U.S., 110,000 THB, 2,500 GBP, 5,000 CNY, $1,000 AUD and $1,776 CAD). The total amount outstanding on these facilities as at September 27, 2026 was $4,184, of which $2,407 was classified as bank indebtedness (March 31, 2026 - $6,744), $1,777 was classified as long-term debt (March 31, 2026 - $1,920) and $nil by way of letters of credit (March 31, 2026 - $nil). The interest rates applicable to the credit facilities range from 3.05% to 7.00% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350,000 aggregate principal amount of U.S. Senior Notes were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At September 27, 2026, all of the covenants were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the U.S. Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S. Senior Notes (see note 7).

On August 21, 2024, the Company completed a private placement of $400,000 aggregate principal amount of CAD senior unsecured notes ("CAD Senior Notes"). The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200,000 of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to $600,000. The additional CAD Senior Notes were issued at a premium of $1,250, which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. Transaction fees of $9,604 were deferred and are being amortized over the term of the CAD Senior Notes. At September 27, 2026, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
(i) Bank indebtedness

As at	September 27 2026	March 31 2026
Other facilities	$2,407	$6,744

(ii) Long-term debt

As at	September 27 2026	March 31 2026
Credit Facility	$190,000	$200,000
Senior Notes	1,096,012	1,087,954
Other facilities	1,777	1,920
Issuance costs	(13,644)	(15,149)
	1,274,145	1,274,725
Less: current portion	177	173
	$1,273,968	$1,274,552

Scheduled principal repayments and interest payments on long-term debt as at September 27, 2026 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$177	$59,380
One - two years	475	59,362
Two - three years	495,398	49,132
Three - four years	190,376	38,900
Four - five years	399	38,877
Thereafter	600,964	37,826
	$1,287,789	$283,477

13. SHARE CAPITAL

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On December 18, 2025, the Company announced that the Toronto Stock Exchange ("TSX") had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,225,621 common shares during the 12-month period ending December 21, 2026.

During the six months ended September 27, 2026, the Company purchased 2,244,461 common shares under the current NCIB program for $61,297. At September 27, 2026, a total of 5,981,160 common shares remained available for repurchase under the current NCIB. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. Included in share capital is $1,226 (March 31, 2026 - $200) of transaction costs related to taxes on the share repurchase (note 14).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
The changes in the common shares issued and outstanding during the period presented were as follows:

	Note	Number of common shares	Share capital
Balance, at March 31, 2026		96,997,452	$852,805
Exercise of stock options		22,921	839
Common shares purchased and held in trust	15	(66,339)	(2,589)
Settlement of RSUs	15	98,693	5,282
Repurchase of common shares		(2,244,461)	(20,748)
Balance, at September 27, 2026		94,808,266	$835,589

14. TAXATION

(i) Reconciliation of income taxes: Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

		Three months ended		Six months ended
	Note	September 27 2026	September 28 2025	September 27 2026	September 28 2025
Income before income taxes and non-controlling interest		$994	$50,830	$4,489	$82,972
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%	26.50%	26.50%
Income tax expense based on combined Canadian basic federal and provincial income tax rate		$264	$13,470	$1,190	$21,988

Increase (decrease) in income taxes resulting from:
Adjustments in respect of current income tax of previous periods		841	1,018	833	564
Non-taxable items net of non-deductible items		392	(2,020)	(974)	(4,234)
Change in unrecognized assets		4,091	538	7,226	1,988
Income taxed at different rates and statutory rate changes		571	4,239	2,043	5,315
Manufacturing and processing allowance and all other items		(155)	(53)	(564)	(553)
At the effective income tax rate of 217% (September 28, 2025 – 30%)		$6,004	$17,192	$9,754	$25,068

Income tax expense (recovery) reported in the interim condensed consolidated statements of income (loss):
Current tax expense		$9,859	$20,448	$24,475	$50,338
Deferred tax recovery		(3,855)	(3,256)	(14,721)	(25,270)
		$6,004	$17,192	$9,754	$25,068

Deferred tax related to items charged or credited directly to equity and goodwill:
Gain (loss) on revaluation of cash flow hedges		$(932)	$1,436	$664	$(3,354)
Other items recognized through equity		(181)	1,162	1,498	290
Income tax charged directly to equity and goodwill		$(1,113)	$2,598	$2,162	$(3,064)

On May 2, 2024, the Canadian federal government tabled Bill C-69 for the first reading in Parliament. Bill C-69 includes revised provisions to implement the Global Minimum Tax Act ("GMTA") and other

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
measures from the federal budget tabled on April 16, 2024. The GMTA introduces a 15% global minimum tax in Canada, aligning with the OECD Pillar Two regime. On June 20, 2024, Bill C-69 received Royal Assent, enacting the GMTA. Consequently, the impact of the GMTA is reflected in the interim condensed consolidated financial statements. During the three and six months ended September 27, 2026, the Company recognized income tax expense related to Pillar Two income taxes of $136 and $303, respectively ($599 and $1,172 in the three and six months ended September 28, 2025, respectively), in the interim condensed consolidated statement of income (loss).

On June 20, 2024, Bill C-59 received Royal Assent, enacting a 2% tax on certain share buybacks. The impact of this tax is reflected in the interim condensed consolidated financial statements (note 13).

15. STOCK-BASED COMPENSATION

In the calculation of the stock-based compensation expense in the interim condensed consolidated statements of income (loss), the fair value of the Company's stock option grants were estimated using the Black-Scholes option pricing model for time-vesting stock options. During the three and six months ended September 27, 2026, the Company granted nil and 168,088 time-vesting stock options, respectively (3,441 and 354,106 in the three and six months ended September 28, 2025, respectively). The stock options granted vest over four years and expire on the seventh anniversary from the date of issue.

		September 27 2026		September 28 2025
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of period	1,067,391	$40.49	994,599	$35.87
Granted	168,088	41.30	354,106	40.32
Exercised (i)	(22,921)	27.75	(421,427)	26.18
Forfeited	(50,337)	42.61	(387,939)	43.86
Stock options outstanding, end of period	1,162,221	$40.77	539,339	$40.62
Stock options exercisable, end of period, time-vested options	169,622	$38.09	206,048	$34.17

(i) For the six months ended September 27, 2026, the weighted average share price at the date of exercise was $39.11 (September 28, 2025 - $37.76).

The fair values of the Company's stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the six months ended	September 27 2026	September 28 2025
Weighted average risk-free interest rate	3.09%	2.90%
Dividend yield	0%	0%
Weighted average expected volatility	38%	37%
Weighted average expected life	4.75 years	4.75 years
Number of stock options granted: Time-vested	168,088	354,106
Weighted average exercise price per option	$ 41.30	$ 40.32
Weighted average value per option: Time-vested	$ 15.24	$ 14.52

Restricted Share Unit Plan:
During the three and six months ended September 27, 2026, the Company granted 20,294 and 195,613 time-vesting restricted share units ("RSUs") (298,274 in the three and six months ended September 28, 2025), and nil and 124,049 performance-based RSUs (255,205 in the three and six months ended September 28, 2025). The Company measures these RSUs based on the fair value at the date of grant, and compensation expense is recognized over the vesting period in the interim condensed consolidated statements of income (loss) with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares, and therefore the Company measures these RSUs as equity awards based on fair value. During the three and six months ended September 27, 2026, 66,339 common shares were purchased for $2,589, and placed in trust (238,621 shares for $9,616 in the three and six months ended September 28, 2025).

During the three and six months ended September 27, 2026, the Company settled 92,464 time-vesting RSUs and 6,229 performance-based RSUs (131,057 time-vesting RSUs and 55,839 performance-based RSUs in the three and six months ended September 28, 2025) in ATS Common Shares from the common shares held in trust (note 13). At September 27, 2026, 1,076,826 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested (March 31, 2026 - 1,109,180 shares held in trust). The trust is consolidated in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

Deferred Stock Unit Plan:
During the three and six months ended September 27, 2026, the Company granted nil and 58,354 Deferred Stock Units ("DSUs"), respectively (three and six months ended September 28, 2025 - 9,018 and 58,019, respectively). During the three and six months ended September 27, 2026, nil and 222,898 units were redeemed for $nil and $9,647 (September 28, 2025 - no units). As at September 27, 2026, the value of the outstanding liability related to the DSUs was $7,971 (March 31, 2026 - $19,168). The DSU liability is revalued at each reporting date based on the change in the Company's stock price. The DSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position. The change in value of the DSU liability is included in the interim condensed consolidated statements of income (loss) in the period of change.

The following table shows the compensation expense (recovery) related to the Company's share-based payment plans:

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the three months ended	September 27 2026	September 28 2025
Stock options	$1,059	$(707)
RSUs	2,539	(2,797)
DSUs	(3,209)	(3,236)
	$389	$(6,740)

For the six months ended	September 27 2026	September 28 2025
Stock options	$2,134	$(16)
RSUs	5,856	839
DSUs	(1,544)	876
	$6,446	$1,699

16. COMMITMENTS AND CONTINGENCIES

Minimum purchase obligations as at	September 27 2026
Less than one year	$264,857
One - two years	16,083
Two - three years	2,390
Three - four years	245
Four - five years	60
More than five years	48
$283,683

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at September 27, 2026, the total value of outstanding letters of credit was approximately $274,447 (March 31, 2026 - $283,871).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated statements of financial position.

17. SEGMENTED DISCLOSURE

The Company's operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.
Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

As at	September 27, 2026
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$42,474	$67,307	$79,119
United States	17,867	76,905	397,103
Germany	22,697	51,116	44,318
Italy	34,940	51,987	130,346
Other Europe	16,937	8,720	25,712
Other	2,361	3,182	3,702
Total Company	$137,276	$259,217	$680,300

As at	March 31, 2026
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$41,073	$66,059	$81,747
United States	23,027	79,427	403,402
Germany	25,264	52,814	46,079
Italy	35,927	49,204	132,706
Other Europe	18,539	9,403	35,095
Other	3,224	2,884	5,181
Total Company	$147,054	$259,791	$704,210

Revenues from external customers	Three months ended		Six months ended
	September 27 2026	September 28 2025	September 27 2026	September 28 2025
Canada	$61,414	$41,222	$123,465	$71,869
United States	265,935	313,900	570,009	631,747
Germany	55,314	69,417	109,783	148,117
Italy	22,775	23,109	51,878	50,823
Other Europe	165,078	163,339	312,767	315,933
Other	95,250	117,469	191,585	246,687
Total Company	$665,766	$728,456	$1,359,487	$1,465,176

For the six months ended September 27, 2026, the Company had revenues from a single customer that amounted to 10.2% of total consolidated revenues (six months ended September 28, 2025 - no revenues from a single customer amounted to 10% or more).

18. REVENUE FROM CONTRACTS WITH CUSTOMERS

(a) Revenue by type:

	Three months ended		Six months ended
	September 27 2026	September 28 2025	September 27 2026	September 28 2025
Revenues from construction contracts	$324,342	$401,596	$683,549	$823,104
Services rendered	179,135	168,733	361,961	332,838
Sale of goods	162,289	158,127	313,977	309,234
Total Company	$665,766	$728,456	$1,359,487	$1,465,176

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
(b) Disaggregation of revenue from contracts with customers:

	Three months ended		Six months ended
Revenues by market	September 27 2026	September 28 2025	September 27 2026	September 28 2025
Life Sciences	$355,839	$374,458	$701,773	$753,212
Industrial & Consumer	136,381	178,219	311,946	362,294
Food & Beverage	99,580	124,773	216,546	263,228
Energy	73,966	51,006	129,222	86,442
Total Company	$665,766	$728,456	$1,359,487	$1,465,176

	Three months ended		Six months ended
Timing of revenue recognition based on transfer of control	September 27 2026	September 28 2025	September 27 2026	September 28 2025
Goods and services transferred at a point in time	$162,289	$158,127	$313,977	$309,234
Goods and services transferred over time	503,477	570,329	1,045,510	1,155,942
Total Company	$665,766	$728,456	$1,359,487	$1,465,176

(c) Contract balances:

As at	September 27 2026	March 31 2026
Trade receivables	$508,531	$504,577
Contract assets	406,746	436,847
Contract liabilities	(290,844)	(307,306)
Unearned revenue (i)	(82,459)	(93,713)
Net contract balances	$541,974	$540,405

(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

Included in the March 31, 2026 net contract asset balance is an impairment charge relating to the reorganization of the Company's Transportation business, along with other costs from the reorganization, which resulted in an increase to cost of revenues of $28,600.

19. NET FINANCE COSTS

		Three months ended		Six months ended
For the six months ended	Note	September 27 2026	September 28 2025	September 27 2026	September 28 2025
Interest expense		$20,295	$22,885	$39,671	$47,112
Interest on lease liabilities	6	2,023	1,676	3,863	3,226
Interest income		(117)	(148)	(614)	(284)
		$22,201	$24,413	$42,920	$50,054

20. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share
Earnings (loss) per common share is calculated by dividing earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
Diluted earnings (loss) per share
The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

	Three months ended		Six months ended
	September 27 2026	September 28 2025	September 27 2026	September 28 2025
Weighted average number of common shares outstanding	97,454,985	97,772,195	97,782,307	97,723,256
Dilutive effect of RSUs	—	127,884	—	180,744
Dilutive effect of stock option conversion	—	138,049	—	153,581
Diluted weighted average number of common shares outstanding (i)	97,454,985	98,038,128	97,782,307	98,057,581

(i) As of September 27, 2026, the weighted average number of common shares outstanding equalled the diluted weighted average number of common shares outstanding as all stock-based compensation was antidilutive.

The Company presents basic and diluted earnings (loss) per share data. Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for common shares held in trust under the RSU plan. Diluted earnings (loss) per share is determined by further adjusting the weighted average number of common shares outstanding for the effects of all potential dilutive shares, which comprise stock options, RSUs and performance-based RSUs granted to executive officers and designated employees.

For the three and six months ended September 27, 2026, stock options to purchase 402,054 common shares, 369,019 RSUs, and nil performance-based RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings (loss) per share as they are antidilutive (371,756 common shares, 5,352 RSUs and nil performance-based RSUs were excluded for the three and six months ended September 28, 2025).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)
21. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth the supplemental cash flow information on net change in non-cash working capital:

	Three months ended		Six months ended
	September 27 2026	September 28 2025	September 27 2026	September 28 2025
Accounts receivable	$(10,246)	$(61,514)	$2,752	$135,366
Income tax receivable	(2,764)	5,476	(7,330)	21,448
Contract assets	40,391	9,242	30,101	(47,527)
Inventories	3,241	(10,109)	(6,412)	(396)
Deposits, prepaids and other assets	1,312	940	(1,300)	(21,086)
Accounts payable and accrued liabilities	193	44,321	(16,281)	11,454
Income tax payable	11,348	(1,067)	5,716	6,525
Contract liabilities	(8,271)	(16,916)	(16,462)	(24,401)
Provisions	13,368	(4,815)	10,957	(7,814)
Foreign exchange and other	(1,899)	(6,556)	(689)	767
Total change in non-cash working capital	$46,673	$(40,998)	$1,052	$74,336